[Reference Translation]

February 5, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Matters Relating to the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that, in relation to the repurchase of shares of our common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, which was informed on November 5, 2015, Toyota Motor Corporation (“TMC”) has determined the specific method of repurchase and the details of matters relating to repurchase.

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

	(1) Class of shares to be repurchased	Common shares of TMC

	(2) Total number of shares to be repurchased	23 million shares (maximum)

(Represents 0.74% of the total number of issued shares (excluding treasury stock))

* The total number of issued shares includes class shares other than common shares.

	(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

	(4) Period of repurchase	From February 8, 2016 to March 24, 2016

(References)

Details of the resolution relating to the repurchase of shares (announced on November 5, 2015)

1.	Reason of the repurchase of shares

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment

2.	Details of matters relating to repurchase

	(1) Class of shares to be repurchased	Common shares of TMC

	(2) Total number of shares to be repurchased	23 million shares (maximum)

	(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

	(4) Method of repurchase	Purchase in the market

	(5) Period of repurchase	From February 1, 2016 to March 31, 2016